SEC FILE NUMBER 001-33037

CUSIP NUMBER 74167B109

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	⌧ Form 10-K ◻ Form 20-F ◻ Form 11-K ◻ Form 10-Q ◻ Form 10-D ◻ Form N-CEN ◻ Form N-CSR

For Period Ended: December 31, 2023

◻ Transition Report on Form 10-K
◻ Transition Report on Form 20-F
◻ Transition Report on Form 11-K
◻ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Primis Financial Corp.

Full Name of Registrant

Former Name if Applicable

1676 International Drive, Suite 900

Address of Principal Executive Office (Street and Number)

McLean, Virginia 22102

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

⌧	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Primis Financial Corp.  (the “Company”) is unable to file its Annual Report on Form 10-K for the period ended December 31, 2023 (the “Form 10-K) by the prescribed filing deadline (March 15, 2024) without unreasonable effort as explained below. In accordance with Rule 12b-25 and Rule 0-3 of the Securities Exchange Act of 1934, as amended, the Company anticipates filing its Form 10-K no later than April 1, 2024.

As reported in the Company’s Current Report on Form 8-K filed on March 1, 2024, the Company announced that it will restate its financial statements for each of the first three quarters of 2023 as well as the earnings release and investor presentation furnished with the Current Report on Form 8-K that the Company filed on January 26, 2024 (the "Restated Materials”). The restatement is being made to correct errors identified during the Company’s year-end reporting process in the first quarter of 2024. The errors relate to transfers of loans by the Company’s subsidiary, Primis Bank, to other financial institutions over the first, second, and third quarters of 2023 that did not qualify for sales treatment under U.S. GAAP and should have been accounted for as secured borrowings. The Company will also correct the Restated Materials to reflect information obtained after year-end confirming losses on a receivable Primis Bank previously reported on the Company’s balance sheet as of December 31, 2023 that met the accounting requirements of a subsequent event that should be recognized during the year ended December 31, 2023.  As also disclosed in the 8-K filed on March 1, 2024, management determined as part of its customary procedures to finalize its financial statements for inclusion in its Annual Report on Form 10-K for the year ended December 31, 2023 that the Company’s allowance for credit losses related to a third party managed portfolio was insufficient as of the end of the fourth quarter of 2023. The financial statements presented in the Company’s Form 10-K will reflect corrections regarding the foregoing.

In addition to the restatement process for the Restated Materials described above, subsequent to the Current Report on Form 8-K filed on March 1, 2024, the Company’s independent registered public accountants, FORVIS, LLP, informed the Company that it believes that the Company has a potential error in the methodology used to account for a portfolio of  consumer loans that represents approximately 6% of the Company’s gross loans as of December 31, 2023. This consumer loan portfolio is originated and serviced through a third party pursuant to a contractual arrangement between such third party and Primis Bank.  The Company is engaged in continuing discussions with its independent auditor and other accounting experts regarding the potential error in the methodology used to account for this loan portfolio, and the Company is actively assessing the potential error and impact to the Company’s financial statements if an adjustment to our methodology is necessary.  Any changes in applying our methodology to address the potential error could impact a number of line items on the Company’s income statement and balance sheet, including, but not limited to, interest income, provision for credit losses, noninterest income and noninterest expense.  The effect on net income, if any, cannot be determined at this time.

While the Company has dedicated significant resources to the completion of the preparation of its financial statements for the Form 10-K and restated filings noted above, including the engagement of external accounting resources, the Company continues to work with accounting experts and its independent registered public accountants to complete the restatements discussed above and determine the scope of any necessary changes to the Company’s financial statements for inclusion in the Company’s financial statements to be presented in the Company’s Annual Report on Form 10-K for the year ended December 31, 2023. As such, the Company is unable to file its Annual Report on Form 10-K within the prescribed time period without unreasonable effort and expense.

Forward-Looking Statements

This Notification of Late Filing on Form 12b-25 contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Words such as “expect,” “will,” “anticipates,” “estimates” and variations of such words and similar future or conditional expressions are intended to identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding our expectations regarding the impact on, and the timing of the completion and audit of, the Company’s financial statements and the filing of the Form 10-K, which reflect the Company’s expectations based upon information presently available to the Company and assumptions that it believes to be reasonable.  Because such statements are based on the Company’s current expectations and are not statements of fact, actual results may differ materially from those projected or estimated and you are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company's control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Investors are cautioned not to place undue reliance upon forward looking statements in this notification of late filing.  The Company undertakes no obligation to revise or update these forward-looking statements to reflect events or circumstances after the date of this filing, except as required by law.

PART IV – OTHER INFORMATION

(1)Name and telephone number of person to contact in regard to this notification.

Matthew A. Switzer	703	893-7400
(Name)	(Area Code)	(Telephone Number)
(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ⌧ No ◻
(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ⌧ No ◻

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates the changes outlined above will impact a number of line items on the income statement, including, but not limited to, interest income, provision for credit losses, noninterest income and noninterest expense.  The effect on net income, if any, cannot be determined at this time.

   Primis Financial Corp.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 18, 2024	By:	/s/ Matthew A. Switzer
		Name:	Matthew A. Switzer
		Title:	Chief Financial Officer